                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                     May 31, 2003

2.    State Identification Number:

       AL          AK            AZ           AR              CA          CO
       CT          DE            DC           FL              GA          HI
       ID          IL            IN           IA              KS          KY
       LA          ME            MD           MA              MI          MN
       MS          MO            MT           NE              NV          NH
       NJ          NM            NY           NC              ND          OH
       OK          OR            PA           RI              SC          SD
       TN          TX            UT           VT              VA          WA
       WV          WI            WY           PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Schwab MarketTrack Growth Portfolio II, which is part of Schwab Annuity Portfolios, (hereafter referred to as the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003 with respect to securities and similar investments reflected in the investment accounts of the Fund.


Schwab Annuity Portfolios


/s/  Randall W. Merk
------------------------------------
Randall W. Merk
President and Chief Executive Officer


/s/  Tai-Chin Tung
------------------------------------
Tai-Chin Tung
Treasurer and Principal Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
Schwab Annuity Portfolios

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, for Schwab MarketTrack Growth Portfolio II, (which is part of Schwab Annuity Portfolios, hereafter referred to as the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2003 (without prior notice to management) with respect to agreement of security purchases and sales, for the period from March 31, 2003 (the date of our last examination), through May 31, 2003:

- Review of the Fund's mutual fund investments at May 31, 2003 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Fund's custodian on such dates;

- Confirmation of CSC's omnibus accounts for mutual fund investments at May 31, 2003 with Boston Financial Data Services ("BFDS");

- Review of management's reconciliation of the omnibus account confirmation results to omnibus account positions recorded on the books and records of BFDS, at May 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by CSC to mutual fund investments recorded on the books and records of the Fund at May 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by BFDS to mutual fund investments recorded on the books and records of the Fund at May 31, 2003, in all material respects; and

- Agreement of two security sales since our last examination from the books and records of the Fund to third party mutual fund transfer agency confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003 with respect to mutual fund investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/  PricewaterhouseCoopers LLP
--------------------------------

August 13, 2003


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